UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JUNO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

BLUE MAGPIE CORPORATION

(Offeror)
A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

48205A 10 9
(CUSIP Number of Class of Securities)

Mark J. Alles
Chief Executive Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.
Daniel I. Ganitsky, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,412,756,548	$1,171,888.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 108,192,604 shares of common stock, $0.0001 par value per share (the “Shares”), of Juno Therapeutics, Inc. (“Juno”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 104,136,136 Shares outstanding (excluding Shares (A) owned by Celgene Corporation (“Celgene”), Blue Magpie Corporation (“Purchaser”) or any other direct or indirect wholly-owned subsidiary of Celgene, (B) owned by Juno (including Shares held in treasury) and (C) constituting unvested restricted stock) and (ii) (A) 3,722,230 Shares issuable upon the exercise of outstanding options exercisable prior to March 2, 2018, (B) 269,385 Shares underlying unvested restricted stock units that vest prior to March 2, 2018 and (C) 64,853 Shares of unvested restricted stock that vest prior to March 2, 2018), multiplied by (b) the offer price of $87.00 per Share. The foregoing share figures have been provided by Juno to Celgene and Purchaser and are as of January 26, 2018, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,171,888.19	Filing Party:	Celgene Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 48205A 10 9

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%
14	Type of reporting person CO

This Amendment No. 2 to the combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D amendment filed under cover of Schedule TO further amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2018, as amended and supplemented by Amendment No. 1 filed with the Commission on February 14, 2018 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”) (other than any Shares owned at the commencement of the Offer (as defined below) by (i) Celgene, Purchaser or any other direct or indirect wholly-owned subsidiary of Celgene and (ii) Juno (or held in Juno’s treasury)) at a price of $87.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes in accordance with the Merger Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 3.	Identity and Background of Filing Person.

“Item 3. Identity and Background of Filing Person” of the Schedule TO and the information set forth in Schedule A of the Offer to Purchase is hereby amended and supplemented by adding the following row to the end of the table titled “Celgene Directors” on page 77 as follows:

Name	Address	Principal Occupation or Employment
John H. Weiland	Celgene Corporation 86 Morris Avenue Summit, New Jersey 07901	Retired President and Chief Operating Officer of C.R. Bard, Inc. (2003-2017) Former Director of C.R. Bard, Inc. (2005 – 2017)

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

“Item 5. Past Contracts, Transactions, Negotiations and Agreements” of the Schedule TO and the information set forth in the Offer to Purchase in “Special Factors—Section 10. Certain Agreements between Celgene and its Affiliates and Juno” is hereby amended and supplemented by replacing the third full paragraph on page 54 as follows:

“On January 21, 2018, Juno and Celgene modified the Voting and Standstill Agreement to provide a customary “fall away” provision that would cause the “standstill” provisions to be suspended upon the occurrence of specified events, including the entry into a definitive acquisition agreement by Juno with a third party other than Celgene or any of its affiliates or a tender offer or exchange offer of the Shares initiated by any person other than Celgene or any of its affiliates in which Juno recommends acceptance of such tender offer or exchange offer.”

Item 7.	Source and Amount of Funds or Other Consideration

“Item 7. Source and Amount of Funds or Other Consideration” of the Schedule TO and the information set forth in “The Tender Offer—Section 10. Sources and Amount of Funds” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Celgene will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger, including sufficient funds to pay for the related fees and expenses. We estimate that the total amount of funds necessary to purchase all outstanding Shares (other than Company-Owned Shares and Celgene-Owned Shares) and other equity-based interests of Juno pursuant to the Offer and the Merger, including the related fees and expenses, will be up to approximately $10,000,000,000.

Celgene intends to finance the acquisition of Shares in the Offer and Merger through (i) its cash on hand and (ii) proceeds from its underwritten public offering of unsecured senior notes offering that closed on February 20, 2018 (the “Senior Notes Offering”), as described below. No alternative financing plans exist.

On February 20, 2018, Celgene completed its Senior Notes Offering, which provided for $500,000,000 aggregate principal amount of 2.875% Senior Notes due 2021, $1,000,000,000 aggregate principal amount of 3.250% Senior Notes due 2023, $1,500,000,000 aggregate principal amount 3.900% Senior Notes due 2028 and $1,500,000,000 aggregate principal amount 4.550% Senior Notes due 2048 (collectively, the “Senior Notes”). The net proceeds from the sale of the Senior Notes are estimated to be approximately $4,452 million (after deducting underwriting discounts and estimated offering expenses payable by Celgene).

The Senior Notes Offering is not conditioned upon the completion of the Offer or the Merger, but, in the event that the Offer is not consummated by November 20, 2018, the Merger Agreement is terminated or Celgene determines, in its reasonable judgment, that the Merger will not occur, Celgene will be required to redeem the Senior Notes, in whole and not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.

There is no financing condition to the Offer. The financial condition of neither Celgene nor Purchaser is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares (other than any Celgene-Owned Shares and any Company-Owned Shares) solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares (other than any Celgene-Owned Shares, Company-Owned Shares and Dissenting Shares) for the same cash price in the Merger.”

Item 8.	Interest in Securities of the Subject Company.

“Item 8. Interest in Securities of the Subject Company” of the Schedule TO and the information set forth in Schedule B of the Offer to Purchase is hereby amended and supplemented by adding the following row to the end of the table titled “Security Ownership and Transactions in the Shares by Celgene, Purchaser and their Respective Directors and Executive Officers” on page 81 as follows:

Person	Number	Percent	Transactions in Past 60 Days
John H. Weiland	—	—	—

Item 11.	Additional Information.

“Item 11. Additional Information” of the Schedule TO and the information set forth in the Offer to Purchase in “The Tender Offer—Section 13. Certain Legal Matters” is hereby amended and supplemented by adding the following paragraph after the first full paragraph on page 72 as follows:

“The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., Eastern time, on February 20, 2018. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

Item 12.	Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(K)	Press Release issued by Celgene on February 21, 2018

(b)	Indenture, dated as of February 20, 2018, relating to the 2.875% Senior Notes due 2021, the 3.250% Senior Notes due 2023, the 3.900% Senior Notes due 2028 and the 4.550% Senior Notes due 2048 between Celgene and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Celgene’s Form 8-K filed on February 20, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018	CELGENE CORPORATION

	By:	/s/ Mark J. Alles
Mark J. Alles
Chief Executive Officer

BLUE MAGPIE CORPORATION

	By:	/s/ Mark J. Alles
Mark J. Alles
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 2, 2018

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Newspaper Advertisement as published in the New York Times on February 2, 2018

(a)(5)(A)	Investor Presentation presented on Celgene Investor Conference Call on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(B)	Joint Press Release issued by Celgene and Juno on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(C)	Transcript of Investor Conference Call with Investors of Celgene held on January 22, 2018 (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 22, 2018)

(a)(5)(D)	Slide Presented at Juno Employee Meeting (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(E)	Email from Celgene CEO to Juno Employees (incorporated by reference to Exhibit 99.2 to Celgene’s Schedule TO-C filed on January 23, 2018)

(a)(5)(F)	Excerpt from Celgene’s Fourth Quarter and Full-Year 2017 Earnings Release (incorporated by reference to Exhibit 99.1 to Celgene’s Schedule TO-C filed on January 25, 2018)

(a)(5)(G)*	Press Release issued by Celgene on February 2, 2018

(a)(5)(H)	Annual Report on Form 10-K of Juno Therapeutics, Inc. for the fiscal year ended December 31, 2016 (filed with the SEC on March 1, 2017 and incorporated herein by reference)

(a)(5)(I)	Quarterly Report on Form 10-Q of Juno Therapeutics, Inc. for the quarterly period ended September 30, 2017 (filed with the SEC on November 1, 2017 and incorporated herein by reference)

(a)(5)(J)	Underwriting Agreement, dated as of February 8, 2018, among Celgene, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of several Underwriters named therein (incorporated by reference to Exhibit 1.1 to Celgene’s Form 8-K filed on February 9, 2018)

(a)(5)(K)	Press Release issued by Celgene on February 21, 2018

(b)	Indenture, dated as of February 20, 2018, relating to the 2.875% Senior Notes due 2021, the 3.250% Senior Notes due 2023, the 3.900% Senior Notes due 2028 and the 4.550% Senior Notes due 2048 between Celgene and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Celgene’s Form 8-K filed on February 20, 2018)

(c)(1)	Opinion of J.P. Morgan Securities LLC dated January 21, 2018 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i))

(c)(2)*	Presentation by J.P. Morgan to the Board of Directors of Celgene, dated January 21, 2018

(d)(1)	Agreement and Plan of Merger, dated as of January 21, 2018, by and among Purchaser, Celgene and Juno (incorporated by reference to Exhibit 2.1 to Celgene’s Current Report on Form 8-K filed on January 22, 2018)

(d)(2)	Amended and Restated Master Research and Collaboration Agreement, dated August 13, 2015, by and among Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.12 to Juno’s Quarterly Report on Form 10-Q filed on August 14, 2015)

(d)(3)	License Agreement, dated April 22, 2016, by and among Celgene, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Quarterly Report on Form 10-Q filed on August 5, 2016)

(d)(4)	Share Purchase Agreement, dated as of June 29, 2015, between Celgene, Celgene RIVOT and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(5)	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(6)	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to Juno’s Current Report on Form 8-K filed on June 29, 2015)

(d)(7)	Assignment and Joinder Agreement, dated December 17, 2015, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 7 to Celgene RIVOT’s Schedule 13D/A with respect to Juno filed on January 21, 2015)

(d)(8)	Share Purchase Agreement and Omnibus Amendment, dated as of September 21, 2017, among Celgene, Celgene RIVOT, Celgene Switzerland and Juno (incorporated by reference to Exhibit 10.1 to Juno’s Current Report on Form 8-K filed on September 22, 2017)

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i))

(g)	Not applicable

(h)	Not applicable

* Filed with the Schedule TO-T on February 2, 2018.